UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Venus Concept Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

92332W105
(CUSIP Number)

Masters Capital Management, LLC 3060 Peachtree Road, NW, Suite 1425 Atlanta, Georgia 30305 Telephone- (404) 364-2021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92332W105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Special Situations, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,599,173[1]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

4,599,173[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,599,173[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.79%

14.	TYPE OF REPORTING PERSON

IA, OO

_______________________

1 Comprised of (i) 808,418 shares of Common Stock (as defined herein) and (ii) 3,790,755 shares of Common Stock issuable upon conversion of 3,790,755 shares of nonvoting convertible preferred stock, par value $0.0001 per share (“Nonvoting Preferred Stock”), without giving effect to the Ownership Cap (as defined herein).

CUSIP No.	92332W105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,900,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

4,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,900,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.23%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	92332W105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Masters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,499,173[2]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

9,499,173[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,499,173[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%[3]

14.	TYPE OF REPORTING PERSON

IN, HC

_______________________

2 Comprised of (i) 5,708,418 shares of Common Stock and (ii) 3,790,755 shares of Common Stock issuable upon conversion of 3,790,755 shares of Nonvoting Preferred Stock, without giving effect to the Ownership Cap (as defined below). The terms of the Nonvoting Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the Reporting Person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Nonvoting Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Ownership Cap.

3 After giving effect to the Ownership Cap.

CUSIP No.	92332W105

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Venus Concept Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A. with its principal executive offices located at 235 Yorkland Blvd., Suite 900, Toronto, Ontario M2J 4Y8 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Masters Special Situations, LLC, a Georgia limited liability company (“MSS”), (ii) Masters Capital Management, LLC, a Georgia limited liability company (“MCM”) and (iii) Michael Masters, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 3060 Peachtree Road, NW, Suite 1425, Atlanta, Georgia 30305.

Michael Masters is the controlling founder of each of MSS and MCM, each an investment management firm that serves as the investment manager to certain private funds.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Persons came from the working capital of the private funds managed by each of MSS and MCM.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Common Stock held by the Reporting Persons was acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

MSS has the right to nominate a director to the board of directors of the Issuer and intends to nominate Dr. S. Tyler Hollmig, the Director of Dermatologic Surgery and Director of Laser & Cosmetic Dermatology at Dell Medical School at the University of Texas and Ascension Texas, who is unaffiliated with the Reporting Persons. MSS’s right to nominate a director is set forth in that certain Investor Rights Agreement, dated December 15, 2021 by and between the Issuer, MSS and certain of its affiliates.  MSS and certain of its affiliates are also party to the certain Registration Rights Agreement, dated December 15, 2021, by and between the Issuer, MSS and certain other parties thereto.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, (i) Michael Masters may be deemed to be the beneficial owner of 9,499,173 shares of Common Stock or 9.99% of the shares of Common Stock of the Issuer, (ii) MSS may be deemed to be the beneficial owner of 4,599,173 shares of Common Stock or 6.79% of the shares of Common Stock of the Issuer, and (iii) MCM may be deemed to be the beneficial owner of 4,900,000 shares of Common Stock or 7.23% of the shares of Common Stock of the Issuer, in each case based upon 67,761,802 shares of Common Stock and Nonvoting Preferred Stock outstanding as of December 15, 2021 according to the Issuer. As described herein with respect to the Ownership Cap, the terms of the Nonvoting Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding. Accordingly, notwithstanding the number of shares reported, the Reporting Person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Nonvoting Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all Reporting Persons hereunder, in the aggregate, would exceed the Ownership Cap.

Michael Masters has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 9,499,173 shares of Common Stock.

MSS has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,599,173 shares of Common Stock.

MCM has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 4,900,000 shares of Common Stock.

Michael Masters has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 9,499,173 shares of Common Stock.

MSS has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,599,173 shares of Common Stock.

MCM has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 4,900,000 shares of Common Stock.

Transactions in the securities of the Issuer during the last sixty days are set forth in Exhibit B.

The aforementioned shares of Common Stock were acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Schedule of Transactions in the Issuer is filed herewith as Exhibit B.

The Investor Rights Agreement and Registration Rights Agreement referenced in Item 4 are incorporated herein by reference to Exhibits 10.3 and 10.2, respectively, of the Issuer’s Form 8-K filed with the SEC on December 15.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2021
(Date)

Masters SPECIAL SITUATIONS, LLC

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MASTERS CAPITAL MANAGEMENT, LLC

By:	/s/ Michael Masters
Michael Masters, Managing Member

MICHAEL MASTERS

/s/ Michael Masters

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated December 23, 2021, relating to the Common Stock of Venus Concept Inc. shall be filed on behalf of the undersigned.

December 23, 2021

-----------------------

(Date)

Masters SPECIAL SITUATIONS, LLC

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MASTERS CAPITAL MANAGEMENT, LLC

By:	/s/ Michael Masters
Michael Masters, Managing Member

MICHAEL MASTERS

/s/ Michael Masters

Exhibit B

TRANSACTIONS IN THE ISSUER BY THE REPORTING PERSONS

DURING THE PAST SIXTY DAYS

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
12/15/2021	Common Stock	Purchase	4,208,418	$1.25
12/15/2021	Nonvoting Preferred Stock	Purchase	3,790,755	$1.25